

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Daniel Coyne
Chief Executive Officer
Environmental Impact Acquisition Corp
535 Madison Avenue
New York, NY 10022

   Re: Environmental Impact Acquisition Corp
    Registration Statement of Form S-4
    Filed September 7, 2021
    File No. 333-259375

Dear Mr. Coyne:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 7, 2021

Questions and Answers for Stockholders of ENVI
Q. What equity stake will current ENVI stockholders and current equity holders of GreenLight hold in New GreenLight..., page x

1. We note your disclosure regarding the ownership percentage with respect to the combined entity following the business combination. Please revise your disclosure to clarify the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Q. What vote is required to approve each proposal at the special meeting?, page xvi

2. With reference to the Transaction Support Agreement discussed on page 8 and elsewhere in the proxy statement/prospectus, please revise to indicate: (i) the total number of shares

that are subject to the Transaction Support Agreement and (ii) the number of shares that are not subject to Transaction Support Agreement. Indicate the number of shares that must be voted in favor of each proposal in order to earn approval.

Summary of the Proxy Statement/Prospectus
Company Overview, page 1

3.   With reference to the final paragraph in this section, we note as follows:
- You state that you are "in the late stages of development of several RNA-based products..." Please revise to clarify that you have only submitted your most advanced lead agricultural product targeting the Colorado potato beetle for EPA review, and that the other products are in various development stages ranging from nascent candidates to some in various stages of field testing.
- Please revise your summary to clearly state that all of your human health candidates, including your leading RNA-based vaccine candidates, are currently in a preclinical stage and that you have not yet submitted an IND to the FDA for any products in this group.

Pipe Financing, page 8

4.   We note that certain investors will participate in a PIPE investment that will occur concurrently with the consummation of the business combination. Please highlight material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Ownership of New GreenLight, page 9

5.   With respect to your disclosure regarding the different ownership levels in New GreenLight Common Stock immediately following the consummation of the Business Combination, please:

- Revise your disclosure here, and elsewhere throughout the proxy statement/prospectus as appropriate, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation relating to redemption sensitivity showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum levels that you are already showing.
- Disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your redemption sensitivity analysis, including any needed assumptions.

- It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Interests of ENVI Directors and Officers in the Business Combination, page 13

6. Please expand your disclosure here and in the similarly captioned section on page 140 as follows.
   - Quantify the aggregate dollar amounts contributed and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and any other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
   - Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate. Please also highlight this in the bulleted risk factors beginning on page 76.
   - We note disclosure here and throughout the proxy statement/prospectus regarding conflicts of interest stemming from current investments by the sponsor and its affiliates that are at risk and will become worthless without the consummation of a business combination. Please revise your disclosure here and in the similarly captioned section beginning on page 140 to highlight that the sponsors and public shareholders may experience different rates of return in the combined company should the business combination occur. Discuss in both quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests. For example, since your sponsor acquired a 20% stake for approximately $0.0001 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please also highlight this information in your Questions and Answers and in the bulleted risk factors beginning on page 76.

Risk Factors
After the completion of the Business Combination, we may be required to record write-downs or write-offs..., page 78

7. Please revise your disclosure here to explain that the process for acquiring GreenLight differs from a traditional IPO. Disclose the material risks to unaffiliated investors presented by taking GreenLight public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares..., page 79

8.   We note the following risk disclosure on page 79: "Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Furthermore, this dilution would increase to the extent that the anti-dilution provision of the ENVI Class B Common Stock result in the issuance of ENVI Class A Common Stock on a greater than one-to-one basis upon conversion of the ENVI Class B Common Stock at the time of the Business Combination."

- The disclosure in the latter quoted sentence appears to conflict with disclosures elsewhere in the proxy statement/prospectus, such as on pages 4 and 117, where you state that pursuant to the Sponsor Letter Agreement, the parties to that agreement, including the Initial Stockholders, agreed to waive their anti-dilution rights or similar protection with respect to their shares of ENVI Class B Common Stock whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise. Please revise your disclosures throughout to reconcile this inconsistency or advise.
- If your sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

ENVI Risks if the Business Combination is not Consummated
If our assets not being held in the trust account are insufficient to allow us to operate through July 19, 2022..., page 87

9.   We note your disclosure here that in August 2021, ENVI entered into a loan agreement with HB Strategies in the amount of $500,000 for working capital purposes.

- Please expand your disclosure here and elsewhere throughout the proxy statement/prospectus, as appropriate, to include the material terms of the promissory note, including whether the promissory note is interest bearing, what amount, if any, remains outstanding, and when and how such note is payable. In that regard, we note disclosures elsewhere in the proxy statement/prospectus indicating that the working capital loan from HB strategies may be convertible into private placement-equivalent warrants in connection with the business combination, at the option of the lender.
- Additionally, please file the promissory note between ENVI and HB strategies as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Special Meeting of ENVI
Redemption Rights, page 95

10.   We note your disclosure on page 96, and elsewhere in the proxy statement/prospectus, that

certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement

Business Combination Proposal
Conditions to Closing of the Business Transaction, page 101

11.   Please revise this section to clarify which conditions are subject to waiver.

Background to the Business Combination, page 117

12.   With reference to the third full paragraph on page 118, which states that ENVI approached or was approached by over 250 potential business combination targets and had discussions with 96 firms since January 19, 2021, please:
   •   Explain how you narrowed the potential business combination targets from over 250 to 96.
   •   Revise to clarify whether these 96 companies include the 30 companies ENVI approached or was approached by between March 31, 2021 through mid-April 2021 referenced on page 119, or whether the group of 96 companies constituted an initial set of business combination targets.
   •   Describe the analysis and evaluation that was conducted on the set or sets of companies with which ENVI held discussions since January 19, 2021. Describe in more detail how these companies were identified and the varying levels of preliminary due diligence performed, as applicable.
   •   To the extent material, please identify the individuals who participated in these preliminary and other meetings and discussions.

13.   We note that beginning on March 31, 2021 through mid-April 2021, ENVI approached and was approached directly or indirectly by over 30 separate entities that may have been potential targets for a business combination.
   •   With reference to your disclosure on page 119 that ENVI approached GreenLight on March 31, 2021 to begin to discuss the terms of a potential business combination "as GreenLight was involved in a process to consider a business combination," please revise here or elsewhere, as appropriate, to discuss how and why GreenLight became interested in a SPAC merger as opposed to a more traditional IPO transaction.
   •   With respect to the other 29 companies you approached or were approached by during this period, please disclose the information you had with respect to the candidates being considered, the extent of any negotiations with the other potential targets, and when and why each company was eliminated as a potential target.
   •   Disclose when you engaged Latham in connection with both the GreenLight business combination as well as the combination with another entity you abandoned on March 31, 2021.

14.   We note your disclosure on page 119 that on April 15, 2021, ENVI management sent GreenLight a proposed non-binding letter of intent, which included a term sheet to

provide the framework for a potential business combination, and later sent a revised draft of such letter on April 20, 2021 after receiving comments from GreenLight.

- Please expand your disclosure to describe why ENVI's management determined to send GreenLight a non-binding letter of intent on April 15, 2021. Describe the basis for management's belief, if any, that GreenLight provided an attractive, or the most attractive, potential business combination.

- Please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations through proposals and counter-proposals. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives.

- Please provide additional detail regarding how ENVI arrived at the initial valuation range of $1.0 to $1.2 billion for GreenLight included in the April 15, 2021 non-binding LOI. We note your disclosure that ENVI generally incorporated proposed modifications to the LOI from GreenLight in this regard. Address the proposed modifications in your revisions and if material, discuss any analysis, its conclusions and underlying assumptions, and the extent to which the ENVI Board considered them. Please also expand the discussion of the factors or conditions that supported and led to the selection of the high-end valuation at $1.2 billion in the revised letter of intent dated April 20, 2021.

The ENVI Board's Reasons for the Business Combination, page 123

15. With respect to your discussion of the ENVI Board's reasons for approving and recommending the business combination, please:
   - Disclose the extent to which the early development stage of ENVI's five human health product candidates was considered in the decision to pursue GreenLight as an acquisition candidate. Please disclose the type(s) and number of product candidates the other acquisition candidates had in their respective pipelines and the development stages of such candidates.
   - With reference to the first paragraph on page 126, please expand this disclosure to discuss how the board considered the various conflicts of interests of your sponsor and your officers and directors, such as those discussed beginning on pages 140 and 210, in negotiating and recommending the business combination.

Opinion of Duff & Phelps, Financial Advisor to the ENVI Board
Market Approach, page 130

16. We note your disclosure on page 131 regarding the selection criteria for the comparable company and precedent transaction analysis.
   - Please revise to identify the relevant time period and any other scope limitations applicable to Duff & Phelps' analysis of publicly available information relating to

other public companies and announced de-SPAC transactions.
- To the extent there were other companies or transactions that met Duff & Phelp's selection criteria but were excluded from the analysis, please disclose this information and provide the basis for the exclusion.

Certain Company Projected Financial Information, page 136

17. We note your disclosure that GreenLight provided the ENVI board with internally-derived forecasts for each of the years in the five-year period ending in December 2025, including material projected financial information summarized in the table at the top of page 139. We have the following comments regarding this disclosure:
- Describe the process undertaken to formulate the forecasts and assumptions and the parties who participated in the preparation of the forecasts.
- We note the "operational assumptions" referred to in your disclosure beneath the projections table are not presented with specificity and should be revised. Please quantify the bases and assumptions underlying the projections, including earnings growth rates, operating costs, projected market penetration rates, discount rates, etc. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.
- Particularly in light of the fact that the various GreenLight programs mentioned in the assumptions have not been approved by any regulator, ensure you fully explain how you arrived at your revenue projections. For instance, in the third to last bullet on page 139, we note that you assume that GreenLight will "complete development of all programs in the pipeline and obtain all required regulatory approvals on time." If you assessed the probability of regulatory/technical success, ensure you provide such details.
- Explain how management and the Board considered and relied upon the forecasts, particularly in light of the length of the projections and GreenLight's current status as a development stage company with no approved products.
- Explain to us the extent you have considered providing separate forecasted financial information for each group of product candidates based on their stage of development.
- Additionally, discuss the possible impact if the assumptions are incorrect.

Fees and Expenses, page 136

18. Please revise the first paragraph of this section to disclose the amount of fees Duff & Phelps received upon delivery of the fairness opinion to the ENVI Board and the amount it will receive upon completion of the business combination. To the extent any amount otherwise earned is contingent upon completion of the transaction, so state.

Conflicts of Interest, page 210

19. It appears that your amended and restated certificate of incorporation will provide that you waive the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Our manufacturing for agriculture: Rochester (dsRNA), page 233

20. By way of example and not limitation, we note the following statement on page 233 regarding your production of clinical drug substance for your COVID-19 vaccine candidate: "We are implementing good manufacturing practice (GMP) systems—practices that ensure pure, safe, and effective products—to support clinical production using our process." We also note that with respect to your influenza vaccine candidate, you state on page 237: "This combination of antigens is expected to provide a robust and potentially broad protective immune response to influenza viruses." As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Please revise these and other similar statements throughout your prospectus that suggest the safety and efficacy of your human health candidates. Where you deem appropriate, you may present objective data without including your expectations or conclusions related to safety or efficacy.

Our pipeline includes 5 human health products and 7 agricultural products, page 234

21. We note the inclusion of your pipeline table at the top of page 224. The pipeline table should graphically demonstrate the current status of your product candidates as well as indicate the material stages you will need to complete before marketing your products. The table should be a reflection of the narrative disclosure in the prospectus and should not be used to prematurely project successful completion of the stages required prior to regulatory approval and commercialization. A narrative discussion is more appropriate for the next steps or aspirational plans for your product candidates, such as intended regulatory submissions or potential partnerships. As such, we have the following comments on your pipeline table:
    - Disclosure on page 224 indicates that GreenLight is using its platform to "develop and commercialize products that address agricultural, human health, and animal health issues." Given that your human health and agricultural products will be subject to different regulatory review processes, please revise to present human health products and agricultural products (which may include both plant and animal health products) in separate pipeline tables.
    - Specifically with respect to your human health product candidate pipeline table, please revise the format as follows: (1) Include separate columns for each of preclinical, Phase 1, Phase 2 and Phase 3 phases of testing. With respect to columns representing preclinical stages of development, note that we will not object to up to two columns labeled as "discovery" and/or "IND-enabling." Ensure the shaded progress arrows in your pipeline table accurately indicate the current development status of each product candidate to date. (2) Also include a column identifying your

next anticipated milestone for each program. In this column, only provide the next material step in the regulatory review process rather than listing all future steps or phases. Additionally, throughout the proxy/registration statement, please revise to define shorthand designations, acronyms, scientific/technical and other material terms at first use. For example only, we note that you used the acronym "SCD" in the phrase "SCD gene therapy" in the pipeline table without definition.

- With respect to your agricultural products pipeline, we note disclosure on page 56 that indicates GreenLight currently has one "animal health" product which is intended to control the Varroa mite, which you appear to have included in your pipeline table as an "agricultural product." Please tell us your consideration of identifying the Varroa mite as an "animal health" product in an agricultural products pipeline table.

22. With reference to the inclusion of "supra-seasonal flu" and "antibody therapy" as human health products in your pipeline table, we refer you to the bulleted list of "planned products and milestones" on page 228 where you indicate that you are planning to conduct Phase 1 trials for supra-seasonal flu and antibody therapy in 2024 and for sickle cell disease gene therapy in 2025. Given the lack of any other substantive disclosure elsewhere in the proxy statement/prospectus regarding the former two programs and the status of any platform development specific to these indications or uses, it is seemingly premature to highlight these programs in your pipeline table. Similarly, with respect to the sickle cell gene therapy program, we note that there is limited disclosure regarding the concept for your sickle cell disease gene therapy candidate on page 238. Similarly, with reference to the inclusion of your agricultural candidates intended to target "fusarium," "diamondback moth," and the "two-spotted spider mite," we note that proxy statement/prospectus lacks any substantive disclosure regarding the development status of these programs. Please revise to remove these programs from the pipeline table or advise.

Human Health Product Pipeline
Achievements to date and future milestones, page 236

23. We note your descriptions of the achievements to date and anticipated milestones for your human health candidates beginning on page 235.
- Please revise your discussion of the preclinical studies of your vaccine candidates and human health products conducted to date to provide additional material details. Please expand your discussion of your preclinical animal studies to briefly describe the type and nature of the studies and how they were or will be conducted, the number of animal models used, the number of tests conducted, and the number of participants. Specify the primary and secondary endpoints of the different studies, the results as they relate to the endpoints and any statistical analysis that was done or will be done, including statistical significance, if applicable.
- Revise the narrative disclosure preceding your graphs to provide sufficient context

from which an investor can understand the meaning of the results presented. For example only, with respect to the graphs included on page 236, please explain the references to "GLB-COV-2-043." In the second graph on this page, revise to explain the relevance of "pre- and post-boost" and the axis labels.

Our seasonal influenza vaccine candidate
Achievements to date and future milestones, page 237

24.   With respect to your influenza vaccine candidate, you state on page 237: "Further preclinical validation in a ferret model is ongoing, and clinical trials are expected to start in the second half of 2022." With respect to this human health product candidate and others, please revise your disclosure as appropriate to provide the basis for your statements regarding expectations of when clinical trials for such products will commence. Describe any testing or additional steps required prior to submitting an IND application to the FDA, and indicate when you plan to submit such application as you stated on page 237 for your COVID vaccine candidate.

Plant Health Product Pipeline, page 239

25.   With respect to each of your plant health product candidates that have not already been submitted to the EPA for approval, please revise your disclosure regarding field testing to indicate the geographies where such ongoing or anticipated testing is being or will be conducted and describe any testing or additional steps required in order to obtain EPA registration approval. Indicate when any field testing will be completed and outline the the timeline for submission to the EPA. Additionally, with respect to any field tests that have demonstrated adverse effects, such as you disclose with respect to your verroa mite candidate on page 241, please discuss any material impact such adverse effects may have on the development or approval of the product candidate.

Strategic Collaborations, page 239

26.   We note your disclosure that you intend to seek established collaborators to co-develop or commercialize your human health product candidates so as to "share the risk and reward of [your] portfolio while acquiring the capabilities required to launch commercial products" and that you also reserve certain early-stage programs to commercialize without partners. Please revise to disclose which of the 5 human health programs referenced in the prospectus you reserve for potential commercialization without partners. In this regard, we note that the current pipeline table does not reflect a yellow dot for "partnership milestone" for supra-seasonal flu, antibody therapy, and SCD gene therapy.

Market Opportunity, page 240

27.   We note your disclosure regarding your belief that the markets for your plant health

products are large and your intend to "pursue more than $10 billion in addressable target markets for plant health, with the full launch of [your] first product anticipated in 2023." Here and elsewhere in the proxy statement/prospectus where you discuss addressable markets, please expand your addressable markets estimates and provide the sources upon which you are basing your calculations as well as any material assumptions and limitations associated with your estimates.

Crop physiology, page 243

28. We note the following statement on page 243: "Until now, insecticides and fungicides have offered us a more rapid and reliable pathway to commercial products." Given that none of your agricultural products has been granted EPA approval and none has been commercialized to date, please remove this statement.

Environmental, Social, and Governance (ESG) Strategy, page 244

29. We note your discussion of GreenLight's ESG strategy beginning on page 244. We have the following initial comments:
    • Please revise to define the use of the following terms in this section and elsewhere in the proxy statement/prospectus: "sustainable," "sustainable solutions," "green," and "clean."
    • Please revise to provide support for this claim: "GreenLight's RNA is produced from natural materials using a clean enzymatic process with very little waste or harmful emissions and after application our RNA product candidates disappears in a few days." Quantify the phrase "very little waste or harmful emissions."

Patents, page 247

30. In relation to the company's material patents, please further revise your disclosure to clearly describe on a patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), the range of expiration years of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent. Be sure to segregate issued patents and patent applications. In this regard, it may be useful to provide this disclosure in tabular form.

Intellectual Property Agreements, page 248

31. With respect to any material license agreement, please revise your disclosure to describe the material terms of such agreements, including:
    • The rights and obligations of the parties;
    • Payment provisions (including total up front or execution payments received or paid, aggregate amounts paid or received to date, aggregate future milestone payments to be paid or received, royalty rates or ranges not to exceed ten percentage points, and profit or revenue sharing provisions);
    • Term and termination provisions (when a license agreement will terminate upon the last-to-expire patent on a country-by-country basis, revise to clarify when these

patents are expected to retire); and
- Any rights to intellectual property jointly developed under the agreements.
.
Additionally, we note disclosure on page 271 indicating that GreenLight has entered into a license agreement with Acuitas Therapeutics, Inc. ("Acuitas"). This agreement is also referenced in the exhibit index as "to be filed by amendment". Please advise why this section does not also include discussion of the Acuitas Agreement.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 264

32. We note the significant increase in your research and development expenses and it appears that you have multiple products in varying stages of development. We also see from your disclosure on page 262 that your direct research and development costs are tracked on a program-by-program basis for your product candidates. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate. To the extent that you do not track expenses by product candidate, please disclose as such. Please separate research and development expenses between your human health program and your plant health program.

Comparison of Stockholders' Rights
Choice of Forum, page 326

33. We note your disclosure on page 326 regarding the Choice of Forum provisions in the Proposed Charter. In part, you indicate that the Proposed Charter designates the federal district courts of the United States as the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Please revise this section, and other sections indicated below, as follows:
- Please revise this section to clearly and specifically state whether claims arising under the Exchange Act may be brought in any U.S. federal court.
- Please revise your risk factor disclosure on page 72 to state that there is uncertainty as to whether a court would enforce your choice of forum provision applicable to Securities Act claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
- We note that a section captioned "Forum Selection" on page 338 appears to contain a conflicting statement regarding the exclusive forum for resolution of claims under the Securities Act. There, your disclosure states: "The Proposed Charter designates the United States District Court for the District of Delaware as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Please revise your disclosure here, or elsewhere as

appropriate, to reconcile this inconsistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent Epstein